African Metals Corporation

515 - 475 Howe Street, Vancouver, BC, V6C 2B3 Tel: 604-684-4100 Fax: 604-684-5854
Website: www.africanmetals.com E-mail: info@africanmetals.com

FOR IN

06016252

SUPPL

August 11, 2006
12g3-2(b) Exemption #82-1856
Trading Symbol: AFR

African Metals Increases $800,000 Private Placement to $1,000,000

VANCOUVER, BC – Willis W. Osborne, Chief Executive Officer of African Metals Corporation (TSX Venture Exchange: AFR), is pleased to report a $200,000 increase in the private placement announced on August 4. 2006, from $800,000 to $1,000,000, subject to regulatory approval. The private placement is priced at $0.40 per unit for a revised total of 2,500,000 units. Each unit consists of one share and one transferable share purchase warrant. Each warrant entitles the holder to purchase one additional share in the Company's capital stock at $0.50 for a 2 year period from the closing date of the private placement. All shares issued under this private placement will be subject to a four month hold period from closing.

The Company will use the funds for possible acquisitions of concessions in Africa, exploration, administration purposes and investor relations.

ON BEHALF OF THE BOARD OF DIRECTORS
OF AFRICAN METALS CORPORATION

"Willis W. Osborne"
Willis W. Osborne
CEO & Director

The TSX Venture Exchange has neither approved nor disapproved the information enclosed in this release. The statements that are not historical facts and are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results.